

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

May 23, 2008

Via U.S. Mail

Mr. Stephen M. Welles
Vice President and General Counsel
Oplink Communications, Inc.
46335 Landing Parkway
Fremont, CA 94538-6407

      Re: **Oplink Communications, Inc.
Form 10-K for the year ended July 1, 2007
Filed 10-Q for the quarterly period ended December 30, 2007
File No. 001-31581**

Dear Mr. Welles:

      We have completed our review of your Form 10-K and Form 10-Q and related filings and have no further comments at this time.

                  Sincerely,

                  /s/ Larry Spirgel

                  Larry Spirgel
                  Assistant Director